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                      May 3, 2005

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

  Re:
  Superior Essex Inc. (CIK No. 0001271193)
  Registration Statement on Form S-3

Ladies and Gentlemen:

        On behalf of Superior Essex Inc. (the "Company"), transmitted herewith for filing with the Securities and Exchange Commission (the "Commission"), pursuant to the provisions of the Securities Act of 1933, as amended (the "Securities Act"), is a Registration Statement on Form S-3, with exhibits thereto, relating to the issuance and sale by the Company from time to time, pursuant to Rule 415 of the General Rules and Regulations promulgated under the Securities Act, of the following securities with a proposed maximum aggregate offering price of $175,000,000: (1) the Company's debt securities; (2) shares of the Company's common stock; (3) shares of the Company's preferred stock; and (4) warrants to purchase any of the foregoing securities.

        The filing fee of $20,597.50 was submitted electronically to the Commission's lockbox depository at Mellon Bank in Pittsburgh, Pennsylvania on Monday, May 2, 2005.

        Should you have any questions with respect to this filing, please contact the undersigned at (404) 885-3352 or Eric Koontz at (404) 885-3309.

                      Sincerely,

                      /s/ Cal Smith

                      Cal Smith

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